SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

BROOKFIELD BUSINESS PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16234109

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416)956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16234109		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 87,879,747*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 87,879,747*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,879,747*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 68.5%

14	Type of Reporting Person (See Instructions) CO

*This amount includes 63,095,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 17,349

	8	Shared Voting Power 89,596,527*

	9	Sole Dispositive Power 17,349

	10	Shared Dispositive Power 89,596,527*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,613,876*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 69.9%

14	Type of Reporting Person (See Instructions) CO

*This amount includes 63,095,497 redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,716,780

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,716,780

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,780

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 24,784,250

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 24,784,250

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,784,250

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 38.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 28,871,195*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,871,195*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,871,195*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.7%

14	Type of Reporting Person (See Instructions) PN

*Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BUSC FINANCE LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 34,224,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 34,224,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,224,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 34.4%

14	Type of Reporting Person (See Instructions) OO

*Represents redemption-exchange units of Brookfield Business L.P. See Item 5.

CUSIP No. G16252 10 1	SCHEDULE 13D

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D is being filed to reflect the closing on September 26, 2017 of the previously announced equity offering of limited partnership units (the “Units”) of Brookfield Business Partners LP (“BBU”), together with a concurrent private placement (the “Private Placement”) to Brookfield Asset Management Inc. (“BAM”) of 6,945,000 redeemable-exchangeable units (“REUs”) of Brookfield Business L.P. (“Holding LP”), which are exchangeable for Units of BBU under certain circumstances and a concurrent private placement to OMERS, the pension plan for Ontario’s municipal employees, of 6,670,000 Units.

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

Item 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedule I hereto, with respect to BAM, Schedule II hereto, with respect to Partners Limited (“Partners”), Schedule III hereto, with respect to Partners Value Investments LP (“PVI”),  Schedule IV hereto, with respect to Brookfield Private Equity Direct Investments Holdings LP (“BPED”), Schedule V hereto, with respect to Brookfield Private Equity Group Holdings LP (“BPEG”), and Schedule VI hereto, with respect to BUSC Finance LLC (“BUSC Finco”), and together with BAM, Partners, PVI, BPED and BPEG, the “Reporting Persons”), set forth a list of all the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Persons and the principal business address of each Scheduled Person.

To the Reporting Persons’ knowledge, none of the Scheduled Persons listed on Schedules I through VI have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

In connection with the Private Placement, BAM and Holding LP entered into a subscription agreement, dated as of September 20, 2017 (the “Subscription Agreement”), which provided for the purchase by BAM and its affiliates of 6,945,000 REUs, deliverable at closing on September 26, 2017.

Item 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by BAM and its affiliates of 6,945,000 REUs for the purpose of increasing its investment in BBU.

Item 5.         Interest in Securities of the Issuer

items 5(a)-(b) of Schedule 13D are hereby amended as follows:

(a)-(b) As of the date hereof, BAM may be deemed to be the beneficial owner of 24,784,250 Units and Partners may be deemed to be the beneficial owner of 24,801,599 Units, and such Units each constitutes approximately 38.0% of the issued and outstanding Units based on the number of Units outstanding as of September 26, 2017. As of the date hereof, PVI may be deemed to be the beneficial owner of 1,716,780 Units, and such Units constitute approximately 2.6% of the issued and outstanding Units as of September 26, 2017. In addition, BAM holds, indirectly through BPEG and BUSC Finco, an aggregate of 63,095,497 redemption-exchange units of Holding LP. Such redemption-

CUSIP No. G16252 10 1	SCHEDULE 13D

exchange units held indirectly by BAM represent 100% of the redemption-exchange units of Holding LP and approximately 49.2% of the Units assuming that all of the redemption-exchange units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism. Assuming that all of the redemption-exchange units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, BAM may be deemed to be the beneficial owner of 87,879,747 Units and Partners may be deemed to be the beneficial owner of 89,613,876 Units, and such Units would constitute approximately 68.5% and 69.9%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of September 26, 2017. The redemption-exchange units of Holding LP and the redemption-exchange mechanism are more fully described in BBU’s Annual Report on Form 20-F for the year ended December 31, 2016.

The Units deemed to be beneficially owned by BAM include 24,784,250 Units beneficially owned by BPED, 28,871,195 redemption-exchange units of Holding LP beneficially owned by BPEG, and 34,224,302 redemption-exchange units of Holding LP beneficially owned by BUSC Finco. The Units deemed to be beneficially owned by Partners include 17,349 Units directly beneficially owned by Partners, together with the Units deemed to be beneficially owned by PVI and the Units deemed to be beneficially owned by BAM. Partners may be deemed to have shared power with each of BAM and PVI to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 17,349 Units with respect to which Partners has sole voting and investment power.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated September 26, 2017, among Brookfield Asset Management Inc., Partners Limited, Partners Value Investments LP, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Group Holdings LP, and BUSC Finance LLC.

Exhibit 2	Subscription Agreement, dated September 20, 2017, by and between Brookfield Asset Management Inc. and Brookfield Business L.P.

CUSIP No. G16252 10 1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2017

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Adil Mawani
	Name:	Adil Mawani
	Title	Director, Finance

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Director

CUSIP No. G16252 10 1	SCHEDULE 13D

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Director

BUSC FINANCE LLC

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title	Vice-President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	GE Canada 2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of GE Canada	U.S.A. & Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.

Richard (Ric) Clark, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Senior Managing Partner of Brookfield	U.S.A.

Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1700, 335 — 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former CEO of Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

V. Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Senior Managing Partner of BAM	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner an Chief Financial Officer of BAM	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9	Former CEO of Endesa,	Spain

	28023 Madrid, Spain	S.A., Chairman of Acerinox, S.A.

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics	United Kingdom

Lori Pearson, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A. and Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Loretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

SCHEDULE III

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer Brookfield	Canada

Frank N.C. Lochan, Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada

George E. Myhal, President, Chief Executive Officer and Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Adil Mawani, Director, Finance	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	Director, Finance, Partners Value Investments LP	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE IV

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Managing Director and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Senior Vice President	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Vice President	Canada

SCHEDULE V

BROOKFIELD PRIVATE EQUITY DIRECT INVESTMENTS HOLDINGS LP, by its general partner, BROOKFIELD PRIVATE EQUITY INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jaspreet Dehl, Managing Director and Secretary	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Director	Canada

David Nowak, Managing Partner	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Managing Partner	Canada

David Grosman, Director and Senior Vice President	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice President	Canada

A.J. Silber, Director	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

Joseph Freedman, Senior Vice Chairman	181 Bay Street, Suite 300, Toronto, ON M5J 2T3	Senior Vice Chairman	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Managing Partner of Brookfield	Canada

Ryan Szainwald, Senior Vice President	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Senior Vice President	Canada

SCHEDULE VI

BUSC FINANCE LLC

Name and Position of Officer or Manager	Principal Business Address	Principal Occupation or Employment	Citizenship

Mark Srulowitz, President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Managing Partner	U.S.A.

Jordan Kolar, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President, Tax	U.S.A.

Josh Zinn, Manager and Vice President	250 Vesey Street, 15th Floor, New York, NY 10281-1023	Senior Vice President	Australia

Rami El Jurdi, Manager and Secretary	181 Bay Street, Suite300, Toronto, ON M5J 2T3	Vice President	Canada